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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*


                                Ucellit.com Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                  90348 M 103
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                                 (CUSIP Number)


                                  Brian Gruson
                76 Dale Avenue, Toronto, Ontario, Canada M4W 1K9
                                 (416) 922-1102
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                December 29, 2003
            (Date of Event which Requires Filling of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box. ( )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D
                              CUSIP No. 90348 M 103

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1.   Names of Reporting Persons.
     Brian Gruson
     I.R.S. Identification No.

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2.   Check the Appropriate Box if a Member of a Group*
     (a.) ( )     (b.) ( )

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3.   SEC USE ONLY

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4.   Source of Funds*  PF

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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to items
     2(d) or 2(e)  ( )

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6.   Citizenship or Place of Organization

     Canada

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      Number of          7.   Sole Voting Power                        1,769,000

      Shares           ---------------------------------------------------------

      Beneficially       8.   Shared Voting Power                       -0-

      Owned by         ---------------------------------------------------------

      Each Reporting     9.   Sole Dispositive Power                   1,769,000

      Person With      ---------------------------------------------------------

      1,500,000 shares   10.  Shared Dispositive Power                  -0-

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11.   Aggregate Amount Beneficially Owned by Each Reporting Person     1,769,000

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12.   Check if the Aggregate Amount Represented by Amount in Row (11) Excludes
      Certain Shares
      (See Instructions) ( )

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13.   Percent of Class Represented by Amount in Row (11)                78%

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14.   Type of Reporting Person

      IN

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Item 1.   Security and Issuer

          Common Stock
          UCELLIT.COM INC.
          2445 West 16
          Vancouver, British, Canada
          V6K 3B9


Item 2.   Identity and Background.


          (a)Name:           Brian Gruson


          (b)Residence or business address:     76 Dale Avenue
                                                Toronto, Ontario, Canada M4W 1K9


          (c)Present Principal Occupation or Employment:     Investment Advisor


          (d)Criminal Conviction:     No.


          (e)Court or Administrative Proceedings:     No.


          (f)Citizenship:     Canada


Item 3.   Source and Amount of Funds or Other Consideration:

     On December 29, 2003, Mr. Gruson purchased 1,500,000 shares of Ucellit.com, Inc. in a private transaction from Dr. Michael Kirsh for the aggregate amount of CN$10.00.


Item 4.   Purpose of Transaction

     Mr. Gruson desired to control a public company.


                                        3
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State the purpose or purposes of the acquisition of securities of the issuer.
Describe any plans or proposals which the reporting persons may have which relate to or would result in:

      (a)The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

          There are no plans or proposals at this time. However, if such a transaction takes place in the future, it could result in the acquisition by a person of additional securities of the issuer, or the disposition of securities of the issuer.


      (b)An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

          There are no plans or proposals at this time. However, if such a transaction takes place in the future, it could result in a merger, acquisition or reorganization involving the issuer or any of its subsidiaries.


      (c)A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

          None.

      (d)Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          The Company's current sole director, CEO and CFO, Mr. Marc Epstein, could resign those positions in the near future. Mr. Gruson could become a Director, CEO or CFO if Mr. Epstein resigns those positions.


      (e)Any material change in the present capitalization or dividend policy of the issuer;

          None.

      (f)Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

          None.

      (g)Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

          None.

      (h)Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          None.

      (i)A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          None.

      (j)Any action similar to any of those enumerated above.

          None.



Item 5. Interest in Securities of the Issuer.


     (a) 1,769,000 shares of common stock, which is approximately 78% of the outstanding common stock.

     (b)  Sole voting: 1,769,000 shares of common stock.

          Sole power to dispose:  1,769,000 shares of common stock.

     (c)  None.


     (d)  None.


     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None.


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Item 7.   Material to be Filed as Exhibits.


          Exhibit 10.1   Stock Purchase Agreement


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 14, 2004


(signed) ___________________________________
By:/s/ Brian Gruson
Title: Individual


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